Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form 1-A, and these exhibits as Part 3 thereof, and has duly caused this offering statement to be signed on behalf by the undersigned, thereunto duly authorized, in Mesa, State of Arizona, on April 30, 2020.

Atlis Motor Vehicles, Inc.

By: _____
Name: Mark Hanchett
Title: Chief Executive Officer, Director

This offering statement has been signed by the following persons in the capacities and on the date indicated.

Signature	**Title**	**Date**
_____ Mark Hanchett	CEO & Director	4/30/2020
_____ Annie Pratt	President & Director	4/30/20